UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 6)

(Rule 13E-100)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

CHINA TRANSINFO TECHNOLOGY CORP.
(Name of Issuer)

CHINA TRANSINFO TECHNOLOGY CORP.
TRANSCLOUD COMPANY LIMITED
TRANSCLOUD ACQUISITION, INC.
SHUDONG INVESTMENTS LIMITED
KARMEN INVESTMENT HOLDINGS LIMITED
SAIF PARTNERS III, L.P.
SAIF PARTNERS IV, L.P.
SHUDONG XIA
DANXIA HUANG
SHUFENG XIA
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

169453107
(CUSIP Number of Class of Securities)

China TransInfo Technology Corp.	TransCloud Company Limited
9th Floor, Vision Building,	TransCloud Acquisition, Inc.
No. 39 Xueyuanlu, Haidian District,	Shudong Investments Limited
Beijing, China 100191	Karmen Investment Holding Ltd.
Attn: Shudong Xia	Shudong Xia
+(86) 10-51691999	Danxia Huang
Shufeng Xia
SAIF Partners III L.P.	9th Floor, Vision Building,
SAIF Partners IV L.P.	No. 39 Xueyuanlu, Haidian District,
Suite 2115, Two Pacific Place	Beijing, China 100191
88 Queensway	Attn: Shudong Xia
Admiralty, Hong Kong	+(86) 10-51691999
Attn: Andrew Y. Yan
+ (852) 2234 9116

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Lee Edwards	Peter X. Huang	Louis A. Bevilacqua
Shearman & Sterling LLP	Skadden, Arps, Slate, Meagher &	Stephen R. Rusmisel
12th Floor East Tower, Twin Towers	Flom LLP	Pillsbury Winthrop Shaw Pittman
B-12 Jianguomenwai Dajie	30th Floor, China World Office 2	LLP
Beijing 100022, China	1 Jianguomenwai Avenue	2300 N Street, N.W.
	Beijing 100004, China	Washington, DC 20037
USA

This statement is filed in connection with (check the appropriate box):

[X]  The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[   ]  The filing of a registration statement under the Securities Act of 1933.

[   ]  A tender offer.

[   ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [   ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$76,745,899	$8,796

* Calculated solely for the purpose of determining the filing fee. The filing fee is calculated based on the sum of (A) 13,071,944 shares of common stock issued and outstanding as of June 25, 2012 (consisting of the 25,270,069 shares of common stock outstanding as of June 25, 2012 minus 12,198,125 shares held by Mr. Shudong Xia, Karmen Investment Holdings Limited, SAIF Partners III, L.P., Ms. Danxia Huang and Mr. Shufeng Xia) multiplied by $5.80 per share merger consideration, (B) 924,901 shares of common stock underlying outstanding options as of June 25, 2012 multiplied by $0.98 per share (which is the difference between the $5.80 per share merger consideration and the weighted average exercise price of such options of $4.82 per share), and (C) 5,555 shares of common stock underlying outstanding warrants as of June 25, 2012 multiplied by $4.00 per share (which is the difference between the $5.80 per share merger consideration and the weighted average exercise price of $1.80 per share).

** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934 and the Securities and Exchange Commission Fee Rate Advisory #3 for Fiscal Year 2012, is calculated by multiplying the Transaction Valuation by 0.0001146.

[ X ]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,796
Form or Registration No.: Schedule 14A—Preliminary Proxy Statement
Filing Party: China TransInfo Technology Corp.
Date Filed: June 26, 2012

TABLE OF CONTENTS

		Page

INTRODUCTION

Item 15	Additional Information	1

Item 16	Exhibits.	2

INTRODUCTION

This Amendment No. 6 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Schedule 13E-3”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): China TransInfo Technology Corp., a Nevada corporation (“CTFO” or the “Company”), the issuer of the common stock, par value $0.001 per share (“Company common stock”) that is subject to the Rule 13e-3 transaction; Shudong Investments Limited, a British Virgin Islands company (“Holdco”), TransCloud Company Limited, a Cayman Islands exempted company with limited liability and a wholly owned subsidiary of Holdco (“Parent”), TransCloud Acquisition, Inc., a Nevada corporation and a wholly owned, direct subsidiary of Parent (the “Merger Sub”), Karmen Investment Holdings Limited, a British Virgin Islands company (“Karmen”), SAIF Partners III, L.P., a limited partnership formed in the Cayman Islands (“SAIF III”), SAIF Partners IV, L.P., a limited partnership formed in the Cayman Islands (“SAIF IV”), Shudong Xia (“Mr. Xia”), the chairman, president, chief executive officer and secretary of the Company, Danxia Huang and Shufeng Xia.

On June 8, 2012, Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger (the “merger agreement”) providing for the merger of Merger Sub with and into the Company (the “merger”), with the Company surviving the merger as a wholly owned subsidiary of Parent. Prior to the effective time of the merger, Parent and Merger Sub were beneficially owned by Mr. Xia. Prior to the effective time of the merger, (i) each of Mr. Xia, Karmen, Danxia Huang, Shufeng Xia and SAIF III (collectively, the “Rollover Holders”) contributed the shares of Company common stock beneficially owned by them (the “Rollover Shares”) to Parent in exchange for newly issued ordinary shares of Holdco, (ii) Mr. Xia purchased newly issued shares of Holdco for a cash purchase price of $26,955,708, and (iii) SAIF III purchased newly issued shares of Holdco for a cash purchase price of $11,552,446. As of the effective time of the merger, Parent and Merger Sub are beneficially owned by the Rollover Holders and SAIF IV.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3. Except as set forth in this Final Amendment, all information in this Schedule 13E-3 remains unchanged.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person.

Item 15	Additional Information.

Item 15(b) is hereby amended and supplemented as follows:

On October 29, 2012, at 10:00 a.m. (local time), a special meeting of stockholders of the Company was held at 9th Floor, Vision Building, No. 39 Xueyuanlu, Haidian District, Beijing 100191, China. At the special meeting, the Company’s stockholders voted in favor of the proposal to approve the merger agreement.

On October 31, 2012, the Company filed Articles of Merger with the Secretary of State of the State of Nevada, pursuant to which the merger became effective. Upon the consummation of the merger, each share of Company common stock issued and outstanding immediately prior to the effective time of the merger (other than shares held by the Company as treasury stock or owned, directly or indirectly, by Parent, Merger Sub or any wholly owned subsidiary of the Company immediately prior to the effective time of the merger, including the Rollover Shares) was converted into the right to receive $5.80. In addition, at the effective time of the merger, (i) each outstanding, vested and unexercised option to purchase shares of Company common stock was cancelled and converted into the right to receive a cash amount equal to the number of shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $5.80 exceeds the exercise price per share of such option, net of any applicable withholding taxes; (ii) each outstanding and unvested option to purchase shares of Company common stock was cancelled and converted into the right to receive a restricted cash award in an amount equal to the number of shares underlying such option immediately prior to the effective time of the merger multiplied the amount by which $5.80 exceeds the exercise price per share of such option; and (iii) each outstanding  and unexercised warrant to purchase shares of Company common stock was cancelled and converted into the right to receive a cash amount equal to the total number of shares underlying such warrant immediately prior to the effective time of the merger multiplied by the amount by which $5.80 exceeds the exercise price per share of such warrant.

At the effective time of the merger, the Company became a wholly owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the merger, the Company common stock ceased trading on the NASDAQ Global Market (the “NASDAQ”) prior to the opening of trading on November 1, 2012 and became eligible for delisting from the NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act. On October 31, 2012, the NASDAQ Stock Market LLC filed an application on Form 25 with the SEC to report that the Company is no longer listed on the NASDAQ. The Company intends to file a Certification and Notice of Termination on Form 15 with the SEC in order to deregister the Company common stock under the Exchange Act and suspend the Company’s reporting obligations under the Exchange Act.

Item 16	Exhibits.

(a)(1) Proxy Statement of China TransInfo Technology Corp., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on September 25, 2012 and as supplemented by the Supplement on October 24, 2012 (the “Proxy Statement”).

(a)(2) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(3) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)(4) Press Release dated as of June 8, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on June 8, 2012.

(a)(5) Press Release dated as of September 25, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on September 25, 2012.

(a)(6) The Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on October 24, 2012.

(a)(7) Supplement to Proxy Statement of China TransInfo Technology Corp. filed with the Securities and Exchange Commission on October 24, 2012.

(a)(8) Press Release dated as of October 30, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on October 30, 2012.

(a)(9) Press Release dated as of November 1, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on November 1, 2012.

(b) Facility Agreement dated as of June 8, 2012, by and between Parent and China Development Bank Corporation Hong Kong Branch, incorporated by reference to Exhibit 7.03 to the Schedule 13D filed by Mr. Xia, Karmen, East Action Investment Holdings Ltd. Ms. Danxia Huang, Mr. Shufeng Xia, SAIF III and Andrew Y. Yan with the Securities and Exchange Commission on June 8, 2012.

(c)(1) Opinion of William Blair & Company, L.L.C., dated June 7, 2012, incorporated herein by reference to Annex C to the Proxy Statement.

(c)(2) Presentation Materials prepared by William Blair & Company, L.L.C. for discussion with the special committee of the board of directors of the Company, dated June 7, 2012.*

(d)(1) Agreement and Plan of Merger, dated as of June 8, 2012, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2) Limited Guarantee dated as of June 7, 2012, by and between Mr. Xia and SAIF IV in favor of the Company, incorporated herein by reference to Annex B to the Proxy Statement.

(d)(3) SAIF Equity Commitment Letter, dated as of June 7, 2012, by and between SAIF IV and Shudong Investments Limited, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by Mr. Xia, Karmen, East Action Investment Holdings Ltd., Ms. Danxia Huang, Mr. Shufeng Xia, SAIF III and Andrew Y. Yan with the Securities and Exchange Commission on June 8, 2012.

(d)(4) Chairman Equity Commitment Letter, dated as of June 7, 2012, by and between Mr. Xia and Shudong Investments Limited, incorporated herein by reference to Exhibit 7.05 to the Schedule 13D filed by Mr. Xia, Karmen, East Action Investment Holdings Ltd., Ms. Danxia Huang, Mr. Shufeng Xia, SAIF III and Andrew Y. Yan with the Securities and Exchange Commission on June 8, 2012.

(d)(5) Voting Agreement, dated as of June 7, 2012, by and among the Company, TransCloud Company Limited, and the stockholders of the Company listed on Schedule A thereto, incorporated herein by reference to Exhibit 7.08 to the Schedule 13D filed by Mr. Xia, Karmen, East Action Investment Holdings Ltd., Ms. Danxia Huang, Mr. Shufeng Xia, SAIF III and Andrew Y. Yan with the Securities and Exchange Commission on June 8, 2012.

(d)(6) Contribution Agreement, dated as of June 7, 2012, by and among Parent, Shudong Investments Limited, Mr. Xia and the Rollover Holders listed on Schedule A thereto, incorporated herein by reference to Exhibit 7.06 to the Schedule 13D filed by Mr. Xia, Karmen, East Action Investment Holdings Ltd., Ms. Danxia Huang, Mr. Shufeng Xia, SAIF III and Andrew Y. Yan with the Securities and Exchange Commission on June 8, 2012.

(d)(7) Contribution Agreement, dated as of June 7, 2012, by and among Parent, Shudong Investments Limited and SAIF III, incorporated herein by reference to Exhibit 7.07 to the Schedule 13D filed by Mr. Xia, Karmen, East Action Investment Holdings Ltd., Ms. Danxia Huang, Mr. Shufeng Xia, SAIF III and Andrew Y. Yan with the Securities and Exchange Commission on June 8, 2012.

(f) Not applicable.

(g) Not applicable.

* Previously filed on June 26, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHINA TRANSINFO TECHNOLOGY CORP.

By:	/s/ Shudong Xia
Shudong Xia
Chairman, President, Chief Executive and
Secretary
Dated: November 1, 2012

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSCLOUD COMPANY LIMITED

By:	/s/ Shudong Xia
Shudong Xia
Director
Dated: November 1, 2012

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSCLOUD ACQUISITION, INC.

By:	/s/ Shudong Xia
Shudong Xia
Director
Dated: November 1, 2012

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHUDONG INVESTMENTS LIMITED

By:	/s/ Shudong Xia
Shudong Xia
Director
Dated: November 1, 2012

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KARMEN INVESTMENT HOLDINGS LIMITED

By:	/s/ Shudong Xia
Shudong Xia
Director
Dated: November 1, 2012

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAIF PARTNERS III, L.P.

By:	/s/ Andrew Y. Yan
Andrew Y. Yan
Authorized Signatory
Dated: November 1, 2012

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAIF PARTNERS IV, L.P.

By:	/s/ Andrew Y. Yan
Andrew Y. Yan
Authorized Signatory
Dated: November 1, 2012

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHUDONG XIA

By:	/s/ Shudong Xia
Dated: November 1, 2012

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DANXIA HUANG

By:	/s/ Danxia Huang
Dated: November 1, 2012

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHUFENG XIA

By:	/s/ Shufeng Xia
Dated: November 1, 2012

EXHIBIT INDEX

(a)(1) Proxy Statement of China TransInfo Technology Corp., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on September 25, 2012 and as supplemented by the Supplement on October 24, 2012 (the “Proxy Statement”).

(a)(2) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(3) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)(4) Press Release dated as of June 8, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on June 8, 2012.

(a)(5) Press Release dated as of September 25, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on September 25, 2012.

(a)(6) The Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on October 24, 2012.

(a)(7) Supplement to Proxy Statement of China TransInfo Technology Corp. filed with the Securities and Exchange Commission on October 24, 2012.

(a)(8) Press Release dated as of October 30, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on October 30, 2012.

(a)(9) Press Release dated as of November 1, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on November 1, 2012.

(b) Facility Agreement dated as of June 8, 2012, by and between Parent and China Development Bank Corporation Hong Kong Branch, incorporated by reference to Exhibit 7.03 to the Schedule 13D filed by Mr. Xia, Karmen, East Action Investment Holdings Ltd. Ms. Danxia Huang, Mr. Shufeng Xia, SAIF III and Andrew Y. Yan with the Securities and Exchange Commission on June 8, 2012.

(c)(1) Opinion of William Blair & Company, L.L.C., dated June 7, 2012, incorporated herein by reference to Annex C to the Proxy Statement.

(c)(2) Presentation Materials prepared by William Blair & Company, L.L.C. for discussion with the special committee of the board of directors of the Company, dated June 7, 2012.*

(d)(1) Agreement and Plan of Merger, dated as of June 8, 2012, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2) Limited Guarantee dated as of June 8, 2012, by and between Mr. Xia and SAIF IV in favor of the Company, incorporated herein by reference to Annex B to the Proxy Statement.

(d)(3) SAIF Equity Commitment Letter, dated as of June 7, 2012, by and between SAIF IV and Shudong Investments Limited, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by Mr. Xia, Karmen, East Action Investment Holdings Ltd., Ms. Danxia Huang, Mr. Shufeng Xia, SAIF III and Andrew Y. Yan with the Securities and Exchange Commission on June 8, 2012.

(d)(4) Chairman Equity Commitment Letter, dated as of June 7, 2012, by and between Mr. Xia and Shudong Investments Limited, incorporated herein by reference to Exhibit 7.05 to the Schedule 13D filed by Mr. Xia, Karmen, East Action Investment Holdings Ltd., Ms. Danxia Huang, Mr. Shufeng Xia, SAIF III and Andrew Y. Yan with the Securities and Exchange Commission on June 8, 2012.

(d)(5) Voting Agreement, dated as of June 7, 2012, by and among the Company, TransCloud Company Limited, and the stockholders of the Company listed on Schedule A thereto, incorporated herein by reference to Exhibit 7.08 to the Schedule 13D filed by Mr. Xia, Karmen, East Action Investment Holdings Ltd., Ms. Danxia Huang, Mr. Shufeng Xia, SAIF III and Andrew Y. Yan with the Securities and Exchange Commission on June 8, 2012.

(d)(6) Contribution Agreement, dated as of June 7, 2012, by and among Parent, Shudong Investments Limited, Mr. Xia and Rollover Holders listed on Schedule A thereto, incorporated herein by reference to Exhibit 7.06 to the Schedule 13D filed by Mr. Xia, Karmen, East Action Investment Holdings Ltd., Ms. Danxia Huang, Mr. Shufeng Xia, SAIF III and Andrew Y. Yan with the Securities and Exchange Commission on June 8, 2012.

(d)(7) Contribution Agreement, dated as of June 7, 2012, by and among Parent, Shudong Investments Limited and SAIF III, incorporated herein by reference to Exhibit 7.07 to the Schedule 13D filed by Mr. Xia, Karmen, East Action Investment Holdings Ltd., Ms. Danxia Huang, Mr. Shufeng Xia, SAIF III and Andrew Y. Yan with the Securities and Exchange Commission on June 8, 2012.

(f) Not applicable.

(g) Not applicable.

* Previously filed on June 26, 2012.